Exhibit 99.1

Draganfly Announces Second Quarter Results of 2025 with 37% Increase in YoY Product Sales

Vancouver, BC. August 11, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its second quarter financial results.

Key Financial and Operational Highlights for Q2 2025:

●	Revenue for the second quarter of 2025 was $2,115,255 which represents a 22.1% year over year increase. Product sales of $1,901,585 were up 37.1% over the same period last year.

●	Gross profit for Q2 2025 was $504,592 up 9.3% from $461,673 for the same period last year. Gross margin percentage for Q2 2025 was 23.9% compared to 26.6% in Q2 2024. Gross profit would have been $515,013 and gross margin would have been 24.3%, not including a one-time non-cash recovery of a write down of inventory of $10,421. The decrease is due to the sales mix of the products sold.

●	The comprehensive loss for the period of $4,749,634 includes non-cash changes comprised of a negative change in fair value derivative of $180,318, a write down of inventory of $10,421, and an impairment gain on notes receivable of $8,233 and would otherwise be a comprehensive loss of $4,567,128 vs an adjusted comprehensive loss of $4,362,944 for the same period last year. Contributors to the year-over-year increase are increased office and miscellaneous, employee and management expenses, and share based payments, offset by professional fees.

●	Cash balance on June 30, 2025 of $22,571,059 compared to $6,252,409 on December 31, 2024.

●	Modular LiDAR into UAV platforms. Balko placed multiple initial orders, enhancing capabilities in precision mapping and public safety applications.

●	Draganfly was named the preferred global provider of landmine mapping drones and aerial survey services by SafeLane Global. This long-term partnership strengthens Draganfly’s role in global demining and humanitarian operations.

●	To bolster public safety engagement, Draganfly established an advisory board chaired by Paul Goldenberg, a leading expert in homeland security and law enforcement strategy.

●	Draganfly and Autonome Labs announced a teaming agreement to deliver UAV-based mesh deployment systems for demining. The initiative leverages Draganfly’s aerial technology to accelerate minefield remediation globally.

●	Draganfly successfully closed a US$3.6 million public offering to support operational expansion, product development, and strategic partnerships.

●	Draganfly appointed Peter Lambrinakos, O.O.M., CPP, former VIA Rail Chief of Police, to its Public Safety Advisory Board, deepening its expertise in Canadian public safety and national security.

●	Draganfly delivered Flex FPV drone systems to a major U.S. defense prime contractor, reinforcing its position as a key supplier of ISR (intelligence, surveillance, and reconnaissance) drone technologies.

●	Draganfly exclusively invited to present its tactical drone innovations at the Global Defense Summit in Latvia, spotlighting the Commander 3XL and its role in coalition-aligned defense strategies.

●	Following the U.S. Executive Order “Unleashing American Drone Dominance,” Draganfly was selected for a pilot program by Arizona’s Cochise County Sheriff’s Department, supporting border operations with U.S.-built drone platforms.

●	The Canadian government’s $80 billion defense modernization package includes the integration of secure communications. Draganfly is well-positioned with its DND-specified radio capabilities to serve these upgrades.

●	Draganfly completed a US$13.75 million public offering to accelerate growth, deepen defense market penetration, and expand its R&D pipeline.

●	Draganfly’s Commander 3XL, integrated with TB2 Aerospace’s DROPS delivery system, achieved flawless mission success during U.S. Army SMEX25 operational trials—validating the system’s real-time deployment performance in tactical scenarios.

Subsequent Events

●	A major branch of the U.S. Department of Defense selected Draganfly’s Commander 3XL UAV for advanced operational initiatives, reinforcing the system’s value in evolving defense strategy and frontline adoption.

●	Draganfly completed a US$25 million registered direct offering, providing capital to scale production and meet growing demand from both defense and commercial sectors.

●	Draganfly secured a major military order for its Commander 3XL UAVs, marking a pivotal milestone in the Company’s defense vertical growth and product deployment across key operational theaters.

Draganfly will hold a shareholder update, and earnings call on August 11, 2025, at 2:30 p.m. PDT / 5:30 p.m. EDT

Registration for the call can be done Here

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended June 30, 2025, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and filed on EDGAR at www.sec.gov.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Total revenues	$2,115,255	$1,732,990	$3,662,970	$3,062,571
Gross Margin (as a % of revenues) (1)	23.9%	26.6%	22.2%	24.2%
Net income (loss)	(4,762,161)	(7,091,549)	(8,186,986)	(8,955,537)
Net income (loss) per share ($)
- Basic	(0.61)	(2.51)	(1.23)	(3.57)
- Diluted	(0.61)	(2.51)	(1.23)	(3.57)
Comprehensive income (loss)	(4,749,634)	(7,097,638)	(8,183,346)	(8,982,054)
Comprehensive income (loss) per share ($)
- Basic	(0.60)	(2.51)	(1.23)	(3.58)
- Diluted	(0.60)	(2.51)	(1.23)	(3.58)
Change in cash and cash equivalents	$20,444,956	950,811	$16,318,650	$2,196,935

(1)	Gross Profit (as a % of revenues) would have been 24.3% and 34.4% not including a non-cash write down of inventory for $10,421 and $134,410 respectively for the three-month period ending June 30, 2025, and 2024. Gross Profit (as a % of revenues) would have been 21.5% and 33.5% not including a non-cash recovery of write down of inventory for $(28,246) and non-cash write down of $283,169 respectively for the six-month period ending June 30, 2025, and 2024.

As at	June 30, 2025	December 31, 2024
Total assets	$28,452,735	$10,200,088
Working capital	22,384,429	3,846,283
Total non-current liabilities	249,805	342,013
Shareholders’ equity	$22,985,531	$4,621,783
Number of shares outstanding	13,967,978	5,427,795

Shareholders’ equity and working capital as at June 30, 2025, includes a fair value of derivative liability of $2,220,610 (2024 - $2,198,121) and would otherwise be $25,206,141 (2024 - $6,819,904) and $24,605,039 (2024 - $6,044,404), respectively.

	2025 Q2	2025 Q1	2024 Q2
Revenue	$2,115,255	$1,547,715	$1,732,990
Cost of sales(2)	$(1,610,663)	$(1,237,627)	$(1,271,317)
Gross profit(3)	$504,592	$310,088	$461,673
Gross margin – percentage	23.9%	20.0%	26.6%
Operating expenses	$(4,974,316)	$(3,911,035)	$(4,395,923)
Operating income (loss)	$(4,469,724)	$(3,600,947)	$(3,934,250)
Operating loss per share - basic	$(0.57)	$(0.67)	$(1.39)
Operating loss per share - diluted	$(0.57)	$(0.67)	$(1.39)
Other income (expense)	$(292,437)	$176,122	$(3,157,299)
Change in fair value of derivative liability (1)	$(180,318)	$157,830	$(2,604,394)
Other comprehensive income (loss)	$12,526	$(8,887)	$(6,089)
Comprehensive income (loss)	$(4,749,634)	$(3,433,712)	$(7,097,638)
Comprehensive income (loss) per share - basic	$(0.60)	$(0.64)	$(2.51)
Comprehensive income (loss) per share - diluted	$(0.60)	$(0.64)	$(2.51)

(1)	Included in other income (expense).
(2)	Cost of goods sold includes non-cash inventory write downs of $38,666 in Q1 2025 and a write down of $10,421 in Q2 2025 and would have been $1,276,293 in Q1 2025 and $1,600,242 in Q2 2025 before these write downs.
(3)	Gross profit would have been $271,422 in Q1 2025 and $515,013 in Q2 2025 without the write downs in number 2 above.
(4)	Cost of goods sold includes non-cash inventory write downs of $134,410 in Q2 2024 and would have been $1,136,907 in Q2 2024 before these write downs.
(5)	Gross profit would have been $596,083 in Q2 2024, without the write downs in number 4 above.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to statements in respect of Draganfly’s partnerships, capabilities and expertise, as well as its financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.